

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

January 24, 2005





05005453

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release regarding the Pool postponing the Class B Non-Voting Shareholder Meeting. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 1/28


POOL

Saskatchewan Wheat Pool

For Immediate Release
January 24, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.NV.B

Pool Postpones Class B Non-Voting Shareholder Meeting

Saskatchewan Wheat Pool will postpone its Annual General Meeting with its Class B Non-voting Shareholders scheduled for January 27, 2005. The Pool announced a capital markets initiative on December 14, 2004 and has elected to delay the Class B meeting to be in a better position to conduct a full discussion of the plan details with shareholders at a later date.

The meeting is held annually for the purpose of tabling the Pool's annual financial statements and auditors' report which shareholders received in December 2004. No other business is conducted at the meeting.

The Toronto Stock Exchange approved the extension of the Annual Meeting in accordance with section 465 of the TSX Company Manual.

http://www.swp.com

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Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com